SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/21/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
485,213

8. SHARED VOTING POWER
547,090

9. SOLE DISPOSITIVE POWER
485,213
_______________________________________________________

10. SHARED DISPOSITIVE POWER
547,090


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,032,303 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.65%


14. TYPE OF REPORTING PERSON

IA, IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed August 16, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
A member of the filing group has provided advance notice to the Company of its intent, at the Company's 2014 annual meeting, to (1) nominate six persons for election as directors and (2) present a proposal recommending that the Company's previously authorized program to repurchase shares be completed as soon as practicable provided such repurchases are made at a discount from book value. See Exhibit 99. In addition, a member of the filing group has submitted a Rule 14a-8 proposal to liquidate the Company. See Exhibits 99 a and b.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on August 5, 2013, there were 13,500,050 shares outstanding as of August 2, 2013. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment adviser. As of 11/21/2013, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,032,303 shares of JMI (representing 7.65% of JMI's outstanding shares) solely by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 1,032,303 shares of JMI include 485,213 shares (representing 3.59% of JMI's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control:
Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP. (collectively, the Bulldog Investors Funds). The Bulldog Investors Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,032,303 shares of JMI beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 547,090 shares (representing 4.06% of JMI's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 485,213 shares. Bulldog Investors, LLC has shared power to dispose of and vote 547,090 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of JMI's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors, LLC.


c) Since the last filing on 9/30/13 the following shares of JMI were purchased:

09/30/13		15,700		11.7745
10/01/13		180		11.7322
10/02/13		18,308		11.7764
10/03/13		1,100		11.6700
10/03/13		25,000		11.7102
10/04/13		8,858		11.6489
10/09/13		5,000		11.7500
10/14/13		12,000		11.6395
10/14/13		700		11.6400


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/22/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.